Mail Stop 6010

April 11, 2007

Mr. Jeffrey Staszak
Chief Executive Officer
Volterra Semiconductor Corporation
3839 Spinnaker Court
Fremont, CA 94538

> **Re: Volterra Semiconductor Corporation**
> **Form 10-K for the Year Ended December 31, 2006**
> **File No. 000-50857**

Dear Mr. Staszak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant